SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

October 09, 2017

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Notice of Chief Executive Officer's intention to retire by end of 2018

9 October 2017

Smith & Nephew plc (LSE:SN, NYSE:SNN), the global medical technology business, announces today that Olivier Bohuon, 58, has notified the Board of his intention to retire by the end of 2018, after seven years as Chief Executive Officer. The Board is commencing a search for a successor. In the meantime, Olivier will continue to lead Smith & Nephew and drive the Company's growth initiatives and operating plans.

Olivier Bohuon, CEO said:
"Since I joined the Company in 2011, we have transformed Smith & Nephew into a more focused, efficient and innovative business and I am proud of the value we have created for all of our stakeholders. Looking ahead to the next long-term phase of growth, I have decided to announce my retirement plans now, providing ample time to identify a successor and ensure a smooth transition. I am committed to leading the Company in the meantime, as we remain resolutely focused on delivering a solid performance in 2017, while positioning the Company for further success in the future."

Roberto Quarta, Chairman said:
"On behalf of the Board, I want to thank Olivier for his professional and personal commitment and dedication to Smith & Nephew during his tenure as our CEO. Under Olivier's leadership Smith & Nephew has undergone important and necessary change and is now a stronger Company. As Smith & Nephew enters its next chapter, the Board is determined to build on this to deliver accelerating growth, improved efficiency and further value for shareholders."

This announcement contains inside information.

Ends

Enquiries

Investors
Ingeborg Øie	+44 (0) 20 7960 2285
Smith & Nephew

Media
Charles Reynolds	+44 (0) 1923 477314
Smith & Nephew

Ben Atwell / Debbie Scott	+44 (0) 20 3727 1000
FTI Consulting

Forward calendar
The Q3 Trading Report will be released on 3 November 2017.

About Smith & Nephew
Smith & Nephew is a global medical technology business dedicated to helping healthcare professionals improve people's lives. With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine and Trauma & Extremities, Smith & Nephew has around 15,000 employees and a presence in more than 100 countries. Annual sales in 2016 were almost $4.7 billion. Smith & Nephew is a member of the FTSE100 (LSE:SN, NYSE:SNN).

For more information about Smith & Nephew, please visit our website www.smith-nephew.com, follow @SmithNephewplc on Twitter or visit SmithNephewplc on Facebook.com.

Forward-looking Statements
This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew's expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: October 09, 2017

By: /s/ Susan Swabey
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Susan Swabey
Company Secretary